

April 29, 2025

Joseph Mullin
Chief Executive Officer
Rise Gold Corp.
650 - 669 Howe Street
Vancouver, British Columbia, Canada V6C 0B4

  **Re: Rise Gold Corp.**
    **Form 10-K for the Fiscal Year ended July 31, 2024**
    **Filed October 29, 2024**
    **File No. 000-53848**

Dear Joseph Mullin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation